FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Arbitration award between Uniprex and Radio Blanca Group	3

Pursuant to the request of the Spanish National Securities Market Commission (CNMV) dated March 17th, 2004 and as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), Telefonica S.A. hereby reports the following

SIGNIFICANT EVENT

Telefonica, S. A. and Kort Geding, S. L. entered into an agreement on May 21st, 2003 whereby the former sold to the latter 25.1% of the share capital of Antena 3 de Television S.A. The agreement includes a covenant whereby the seller undertakes to adjust the price in Kort Geding's in an amount equal to 25.1% of any eventual negative economic consequences that could arise from the terms of the award handed down in the arbitration between Uniprex and the Radio Blanca group.

To date, Telefonica, S.A. has not been informed of the terms of the arbitration award handed down in the proceedings between the company Uniprex and the Radio Blanca group, given that the Radio Blanca's contractual relation is exclusively with Uniprex and its investee companies.

Nor is it known if there have been filed or if there will be filed challenges to the award, nor the reasons on which such challenges could be based.

Therefore, Telefonica does not have any relation with Uniprex or with Antena 3 de Television, S.A. in relation to that award.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 17th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors